Exhibit 99.1

PRESS RELEASE

ERYTECH Provides Business and Financial Update for the Third Quarter of 2022

Conference call and webcast on Tuesday, November 22, 2022
at 8:30am ET / 02:30pm CET

•Lead program Graspa halted
•Focus on preclinical programs and partnering options
•Deep restructuring implemented; team size reduced by approximately 75% since start of year
•Cash and cash equivalents of €47.3 million ($46.3 million) at the end of September 2022

Cambridge, MA (U.S.) and Lyon (France), November 21, 2022 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today provided a business and financial update for the third quarter of 2022.

“After the setback of our failed Phase 3 trial in pancreatic cancer, we have sharply reduced our costs and focused our resources on our most promising preclinical programs, in particular our red-blood cell derived extracellular vesicles (EV) platform, a platform for which we see increasingly interesting opportunities”, said Gil Beyen, Chief Executive Officer of ERYTECH. “The pursuit of strategic options for ERYTECH is continuing and valuable options are under evaluation.”

Business Highlights

•Graspa program halted after FDA feedback on envisaged BLA submission in hypersensitive ALL

Considering also the earlier setback of a failed Phase 3 trial in pancreatic cancer, and a non-conclusive early readout of first patients in a Phase 2 trial in TNBC, both with the same product candidate, ERYTECH concluded to halt further development with Graspa®, L-asparaginase encapsulated in donor red blood cells, until then the lead candidate for ERYTECH, and focus on its most promising preclinical programs.

•Promising preclinical development with ERYCEVTM, novel red blood cell vesiculation technology

RBC-derived extracellular vesicles are formed naturally during senescence and storage of mature RBCs and are a potentially attractive drug delivery system. Vesiculation of RBCs that have already been loaded with active therapeutic compounds utilizing the ERYCAPS® process, entails the potential of producing cargo-loaded RBC-derived extracellular vesicles for the development of novel therapeutic approaches.

ERYCEV results to date illustrate the versatility of ERYTECH’s encapsulation science in RBCs and its potential for leverage in further partnered developments.

•Deep restructuring implemented

Linked to the halt of the Company’s lead program Graspa, a restructuring program was initiated earlier this year. The staff reduction in France was approved by labor authorities in September 2022 and is almost fully implemented. Combined with the approximately 40 people who transferred to Catalent after the sale of the Company’s manufacturing facility in Princeton, the global team size will be less than 25% compared to the start of this year. The Company has retained its R&D team and its expertise in key functional areas to keep the ability to restart a pipeline of partnered development programs and maintain a fully operational dual-listed company.

•Good progress on strategic review and partnering alternatives

ERYTECH has continued to evaluate further valuable strategic options to potentially leverage its assets and capabilities in a business combination with a strategic partner. Valuable options are still under discussion and the Company expects to give further updates on these strategic initiatives before the end of this year.

Q3 2022 Financial Results

•Key financial figures for the first nine months of 2022 compared with the same period of the previous year are summarized below:

In thousands of euros	Q3 2022 (9 months)	Q3 2021 (9 months)
Revenues	—	—
Other income	1,423	3,402
Net gain on asset sale	24,351	—
Operating income	25,774	3,402
Research and development	(20,377)	(34,728)
General and administrative	(10,870)	(12,242)
Operating expenses	(31,248)	(46,770)
Operating income (loss)	(5,474)	(43,368)
Financial income	4,031	4,356
Financial expenses	(881)	(2,570)
Financial income (loss)	3,150	1,786
Income tax	(3,839)	(2)
Net loss	(6,163)	(41,584)

•Net loss for the first nine months of 2022 was €6.2 million, a €35.4 million improvement over the same period of last year, reflecting the €24.4 million net gain on the sale of the Princeton facility, and the sharp decrease in operating expenses, which, at €31.2 million of expenses at the end of the third quarter of this year, were also showing an accelerated decrease of €15.5 million (-33%) year-over-year, with a €14.4 million decrease in R&D expenses, related to the gradual termination of clinical programs, and a €1.4 million decrease in G&A.

•Total operating expenses of €31.2 million included an impairment provision of €2.5 million on the Lyon production facility, related to the end of eryaspase operations, and a €1.9 million provision for restructuring, related to the resizing of French operations and staff.

•Income tax included in 2022 a provision of €3.8 million ($4.1 million), reflecting the maximal potential tax impacts of the capital gain from the sale of the Princeton facility.

•As of September 30, 2022, ERYTECH had cash and cash equivalents totaling €47.3 million (approximately $46.3 million), compared with €33.7 million as of December 31, 2021. The €13.6 million net increase in cash position during the first nine months of 2022 was the result of the net cash of €37.6 million received from the sale of the Princeton facility, a €26.4 million net cash utilization in operating activities and investing activities (excluding the sale of the Princeton facility) and €1.6 million generated in financing activities, including €3.0 million in pre-funding of the expected 2021 R&D tax credit, while the variation of the U.S. dollar against the euro led to a €1.7 million positive currency exchange impact.

•Earlier this year, the company initiated a deep restructuring and cost reduction program, then further intensified with the halt of the Graspa program and BLA process. Considering this ongoing reduction in operating expenses, the Company believes that its current cash position can fund its current programs and planned operating expenses to mid-2024.

Key News Flow and Milestones Expected Over the Next 6 Months

•Update on partnering discussions
•Update on preclinical programs

Q3 2022 Conference Call Details

ERYTECH management will hold a conference call and webcast on Tuesday, November 22, 2022, at 8:30am ET / 2:30pm CET on the business highlights and financial results for the third quarter of 2022. Gil Beyen, CEO, Eric Soyer, CFO/COO, and Iman El-Hariry, CMO, will deliver a brief presentation, followed by a Q&A session.

The audio call is accessible via the below registering link: https://register.vevent.com/register/BIc889e8a2dac94ba08d4c3c7c28bd4976

Once registered, participants will receive a unique access code and the call number details to join the teleconference.

The webcast can be followed live online via the link:
https://edge.media-server.com/mmc/p/sy9q99je

In addition, the replay of the webcast will be available for a period of one year on this same link.

About ERYTECH

ERYTECH is a biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs.
ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.
For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu

Forward-looking information
This press release contains forward-looking statements, forecasts and estimates with respect to the clinical results from and the development plans of eryaspase, business and regulatory strategy and anticipated future performance of ERYTECH and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding ERYTECH’s business and regulatory strategy and its evaluation of potential strategic transactions. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH's control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the failure to achieve certain regulatory and commercial milestones; (2) the inability to maintain the listing of ERYTECH’s shares on the Nasdaq Global Select market and the Euronext regulated market; (3) changes in applicable laws or regulations; (4) the possibility that ERYTECH may be adversely affected by other economic, business and/or competitive factors; (5) the inability to agree to terms on a long-term supply agreement with Catalent; and (6) other risks and uncertainties indicated from time to time in ERYTECH’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2021 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on April 27, 2022 and in the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.